UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated March 3, 2008.

Exhibit 99.1

Golar LNG - Livorno project

Golar LNG is pleased to advise that OLT OFFSHORE LNG TOSCANA SPA signed on Friday February 29 a contract with SAIPEM to complete the necessary works to convert Golar Frost into an LNG floating storage and regasification terminal to be located offshore Livorno and also signed an agreement with SNAM RETE GAS for the construction of the pipeline connecting the terminal to the national grid.

OLT OFFSHORE LNG TOSCANA SPA - whose shareholders are Group Iride 30,5% (subdivided between Iride Market 27.8% and ASA Livorno 2.7%), ENDESA Europe 30.5%, Golar LNG 16% and OLT Energy Tuscany joint-stock corporation 23% - have signed today with SAIPEM an agreement for the completion of the works necessary to provide a floating storage and regasification unit (FSRU) off the coast of Livorno and have also signed an agreement with SNAM RETE Gas for the construction of the offshore and onshore pipeline connecting the terminal to the national grid.

In particular, the contract with SAIPEM, of the value of Euro 390 million, relates to the conversion of the LNG carrier Golar Frost (acquired by OLT-O from Golar LNG under a Memorandum of Agreement dated 28/12/07 for USD 231 million) and covers all the necessary works to convert, install and commission the offshore installation.

The OLT-O terminal is one of the two projects in Italy that have obtained all the necessary authorizations and permits, work began in 28 February 2007 with the site preparation of the shore side metering station in the Collesalvetti location, it continued with the acquisition of the Golar Frost in December 2007 and the project completion is now scheduled within 2010.

Once completed the terminal's regasification capacity will be 3.75 bcm p.a. which is equivalent to 5% of the annual national requirement.

Golar LNG is pleased to have supported this project throughout the development phase and looks forward to ongoing participation in this important next phase of execution.

Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:

Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: March 3, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer